AMENDED MULTIPLE CLASS PLAN PURSUANT TO RULE 18f-3
LEGG MASON TAX FREE INCOME FUND, INC.:

LEGG MASON MARYLAND TAX-FREE INCOME TRUST

     Legg Mason Tax Free Income Fund, Inc. hereby adopts this Amended Multiple Class Plan pursuant to Rule 18f-3 under the Investment Company Act of 1940, as amended (the “1940 Act”) on behalf of its series, Legg Mason Maryland Tax-Free Income Trust (the “Fund”).

Legg Mason Tax-Free Income Fund hereby adopts this Amended Multiple Class Plan pursuant to Rule 18f-3 under the Investment Company Act of 1940, as amended (the “1940 Act”) on behalf of Legg Mason Maryland Tax-Free Income Trust (the “Fund”).

A.     GENERAL DESCRIPTION OF CLASSES THAT ARE OFFERED:

1 . Class A Shares. A sales charge of 4.25% of the public offering price is imposed on the sale of Class A shares of the Fund. This charge may be reduced or waived according to a schedule set forth in the prospectus or for certain eligible purchaser or in conjunction with certain purchase plans described in the prospectus or statement of additional information. The charge does not apply to the reinvestment of distributions. The distributor may waive the collection of such charges from time to time.

Class A shares of the Fund are offered and sold without imposition of a contingent deferred sales charge, except that purchases of Class A shares of the Fund in excess of $1 million that are sold on a load-waived basis (whether in a single sale or pursuant to a letter of intent or rights of accumulation) shall be subject to a CDSC of 1.00% of the net asset value of the shares at the time of their purchase or redemption, whichever is less, for a period of 1 year following the purchase of such shares.

Class A shares of the Fund are offered only to certain categories of investors as approved from time to time by the Directors and as set forth in the Fund’s prospectus for Class A shares. Class A shares are also available for purchase by exchange, as described below.

Class A shares of the Fund are subject to an annual distribution and service fee of up to 0.15% of the average daily net assets of the Class A shares of the Fund under a Distribution Plan adopted pursuant to Rule 12b-1 under the 1940 Act.

2. Class C Shares. Class C shares are offered and sold without the imposition of an initial sales charge.

Class C shares of the Fund are offered and sold with a CDSC of 1.00% of the net asset value of the shares at the time of their purchase or redemption, whichever is less, for a period of 1 year following the purchase of such shares. The CDSC does not apply to shares purchased as reinvestment of distributions. The CDSC also does not apply to Class C shares that were previously designated as Primary Class shares.

Class C shares of the Fund are offered only to certain categories of investors as approved from time to time by the Directors and as set forth in the Fund’s Class C prospectus. Class C shares are also available for purchase by exchange, as described below.

Class C shares of the Fund are subject to an annual distribution and service fee of up to 0.70% of the average daily net assets of the Class C shares of the Fund under a Distribution Plan adopted pursuant to Rule 12b-1 under the 1940 Act.

3. Institutional Class Shares. Institutional Class shares are offered and sold without imposition of an initial sales charge or a CDSC and are not subject to any service or distribution fees.

     Institutional Class shares of the Fund are offered only to certain categories of investors as approved from time to time by the Trustees and as set forth in the Fund’s Institutional Class prospectus. Institutional Class shares are also available for purchase by exchange, as described below.

B.     EXPENSE ALLOCATIONS OF EACH CLASS:

Certain expenses may be attributable to a particular class of shares of the Fund (“Class Expenses”). Class Expenses are charged directly to the net assets of the particular class and, thus, are borne on a pro rata basis by the outstanding shares of that class.

In addition to the distribution and service fees described above, each Class may also pay a different amount of the following other expenses:

(1)	legal, printing and postage expenses related to preparing and distributing materials such as shareholder reports, prospectuses, and proxies to current shareholders of a specific class;

(2)	Blue Sky fees incurred by a specific class of shares;

(3)	SEC registration fees incurred by a specific class of shares;

(4)	expenses of administrative personnel and services required to support the shareholders of a specific class of shares;

(5)	Trustees’ fees incurred as a result of issues relating to a specific class of shares;

(6)	litigation expenses or other legal expenses relating to a specific class of shares;

(7)	transfer agent fees and shareholder servicing expenses identified as being attributable to a specific class; and

(8)	such other expenses actually incurred in a different amount by a class or related to a class’s receipt of services of a different kind or to a different degree than another class.

The Manager or its affiliates may agree to waive or forgo current payment of fees and/or reimburse the Class Expenses of any Class of any Series.

The Manager or its affiliates may agree to waive or forgo current payment of fees and/or reimburse the non-Class Expenses of any Series. Such waiver or reimbursement will be allocated to each Class of the Series in the same proportion as the fee or expense being waived or reimbursed.

C.     EXCHANGE PRIVILEGES:

Class A shares of the Fund may be exchanged for or acquired through an exchange of Class A shares of any other Legg Mason [or Legg Mason Partners] fund. In addition, Class A shares may be exchanged for or acquired through an exchange of Class A shares of the Western Asset Money Market Fund.

Class C shares of the Fund may be exchanged for or acquired through an exchange of Class C shares of any other Legg Mason [or Legg Mason Partners] fund. In addition, Class C shares may be exchanged for or acquired through an exchange of Class A shares of the Western Asset Money Market Fund.

Institutional Class shares of the Fund may be exchanged for or acquired through an exchange of shares of Legg Mason Cash Reserve Trust or Institutional Class shares of any other Legg Mason [or Legg Mason Partners] fund whose prospectus permits such exchanges, provided that the investor and the exchange meets the eligibility criteria of that class of that fund.

These exchange privileges may be modified or terminated by the Fund to the extent permitted by SEC rules or policies, and exchanges may be made only into funds that are legally available for sale in the investor’s state of residence.

D.     CLASS DESIGNATION:

Subject to approval by the Board of Trustees, the Fund may alter the nomenclature for the designations of one or more of its classes of shares.

E.     ADDITIONAL INFORMATION:

This Multiple Class Plan is qualified by and subject to the terms of the then current Prospectuses for the applicable classes; provided, however, that none of the terms set forth in any such Prospectuses shall be inconsistent with the terms of the classes contained in this Plan. The Prospectuses for the Fund contain additional information about the classes and the Fund’s multiple class structure.

F.     DATE OF EFFECTIVENESS:

This Amended Multiple Class Plan is effective on ___________, 2009, provided that this Plan shall not become effective with respect to the Fund unless such action has first been approved by the vote of a majority of the Board of Directors of Legg Mason Tax Free Income Fund, Inc. and by vote of a majority of those directors who are not interested persons of Legg Mason Tax Free Income Fund, Inc.

____________, 2009